UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
GoodRx Holdings, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
38246G108
(CUSIP Number)
Douglas Hirsch
c/o GoodRx Holdings, Inc.
2701 Olympic Boulevard
Santa Monica, CA 90404
(855) 268-2822
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 7, 2024
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Douglas Hirsch
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,632,721
	8	Shared Voting Power 2,632,721
	9	Sole Dispositive Power 2,632,721
	10	Shared Dispositive Power 2,632,721
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,265,442
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 5.6%
14	Type of Reporting Person IN

CUSIP No. 38246G108	13D/A	Page 1 of 6 pages
EXPLANATORY NOTE
This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 31, 2023 (as amended to date, the “Schedule 13D”) relating to the shares of Class A
Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of GoodRx
Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Schedule 13D.
Item 4.Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
Gift Transactions
On June 7, 2024, the Reporting Person gifted 2,632,721 shares of Class A Common
Stock to the Reporting Person’s spouse.
On June 10, 2024, the Reporting Person gifted 2,632,721 shares of Class A Common
Stock to a grantor retained annuity trust (the “DH 2024 GRAT”) of which the Reporting Person is the sole trustee and annuitant. Also on June 10, 2024, the Reporting Person’s spouse gifted
2,632,721 shares of Class A Common Stock to a grantor retained annuity trust (the “CH 2024
GRAT”), of which the Reporting Person’s spouse is the sole trustee and annuitant.
As a result of the foregoing transactions, the Reporting Person no longer has voting or dispositive power over the Class A Common Stock held by the CH 2024 GRAT. The Reporting
Person does not exercise voting or dispositive power over the Class A Common Stock held of record by the CH 2024 GRAT. The inclusion in this Amendment No. 2 of the Class A Common
Stock held of record by the CH 2024 GRAT and disclosure related thereto is not an admission or acknowledgement that the Reporting Person beneficially owns such Class A Common Stock.
The Reporting Person disclaims beneficial ownership of the Class A Common Stock held by the
CH 2024 GRAT.
Rule 10b5-1 Trading Plans
On June 7, 2024, pursuant to the Board’s prior approval in accordance with the terms of the Reporting Person’s Second Amended and Restated Employment Agreement, the Reporting
Person terminated the Trading Plan and entered into a modified Rule 10b5-1 Plan (the “DH 2024
GRAT Trading Plan”), pursuant to which the Reporting Person and the DH 2024 GRAT may make periodic sales of up to 2,632,721 shares of Class A Common Stock plus an undeterminable number of Class A Common Stock related to restricted stock units that have not yet vested. The amount and timing of sales, if any, pursuant to the DH 2024 GRAT Trading Plan may vary and

CUSIP No. 38246G108	13D/A	Page 2 of 6 pages
will be determined based on the terms of the DH 2024 GRAT Trading Plan, market conditions, share price and other factors.
Also on June 7, 2024 and further pursuant to the Board’s prior approval in accordance with the terms of the Reporting Person’s Second Amended and Restated Employment
Agreement the Reporting Person’s spouse entered into a new Rule 10b5-1 Plan (the “CH 2024
GRAT Trading Plan”), pursuant to which the CH 2024 GRAT may make periodic sales of up to
2,632,721 shares of Class A Common Stock. The amount and timing of sales, if any, pursuant to the CH 2024 GRAT Trading Plan may vary and will be determined based on the terms of the CH
2024 GRAT Trading Plan, market conditions, share price and other factors.
The foregoing descriptions of the DH 2024 GRAT Trading Plan and the CH 2024 GRAT
Trading Plan do not purport to be complete and are qualified in their entirety by the full text of such trading plans. A copy of each of the DH 2024 GRAT Trading Plan and the CH 2024 GRAT
Trading Plan is filed as an exhibit to this Schedule 13D, and incorporated herein by reference.
Item 5.Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) – (b)
•Amount beneficially owned: 5,265,442†
•Percent of Class: 5.6%†
•Number of shares the Reporting Person has:
oSole power to vote or direct the vote: 2,632,721
oShared power to vote: 2,632,721†
oSole power to dispose or direct the disposition of: 2,632,721
oShared power to dispose or direct the disposition of: 2,632,721†
The share amount reported herein consists of (i) 2,632,721 shares of Class A Common
Stock held by the DH 2024 GRAT and (ii) 2,632,721 shares of Class A Common Stock held by the CH 2024 GRAT. †
The above percentage is based on 94,335,792 shares of Class A Common Stock outstanding as of April 30, 2024, as disclosed in the Quarterly Report of the Issuer on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024.

CUSIP No. 38246G108	13D/A	Page 3 of 6 pages
† The Reporting Person does not exercise voting or dispositive power over the Class A Common
Stock held of record by the CH 2024 GRAT. The inclusion in this Amendment No. 2 of the
Class A Common Stock held of record by the CH 2024 GRAT and disclosure related thereto is not an admission or acknowledgement that the Reporting Person beneficially owns such Class A
Common Stock. The Reporting Person disclaims beneficial ownership of the Class A Common
Stock held by the CH 2024 GRAT.
(c)On June 1, 2024, the Reporting Person acquired 126,552 shares of Class A Common
Stock as a result of the vesting of RSUs, after the Issuer withheld 130,042 shares of Class
A Common Stock underlying Class B Common Stock from the Reporting Person to satisfy tax withholding obligations. Except as described in this Amendment No. 2, in the last 60 days, the Reporting Person has not effected any transactions with respect to the
Class A Common Stock.
(d)None.
(e)Not applicable.
Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
Item 4 above summarizes certain provisions of the DH 2024 GRAT Trading Plan and the
CH 2024 GRAT Trading Plan and is incorporated herein by reference. A copy of each of the DH
2024 GRAT Trading Plan and the CH 2024 GRAT Trading Plan is attached as an exhibit to this
Schedule 13D, and incorporated herein by reference.
Item 7.Materials to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
5	DH 2024 GRAT Trading Plan.
7	CH 2024 GRAT Trading Plan.

CUSIP No. 38246G108	13D/A	Page 4 of 6 pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 11, 2024

By:	/s/ Douglas Hirsch

Name:	Douglas Hirsch

CUSIP No. 38246G108	13D/A	Page 5 of 6 pages